TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 ______________________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

        April 21, 2023
Via EDGAR
Ms. Ashley Vroman-Lee, Senior Attorney
    Division of Investment Management,
        United States Securities and Exchange Commission,
            100 F Street, N.E.,
                Washington, DC 20549.
Re:    Carlyle Secured Lending, Inc.
Preliminary Proxy Statement
Filing Date: April 14, 2023
File No. 814-00995

Dear Ms. Vroman-Lee:

On behalf of our client, Carlyle Secured Lending, Inc. (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) delivered to me by you telephonically on April 19, 2023 with respect to the Company’s Preliminary Proxy Statement referenced above.
For the Staff’s convenience, the text of the Staff’s comments is set forth below, followed by the Company’s responses. We note for the information of the Staff that the Company intends to file via EDGAR the Company’s definitive proxy statement (the “Definitive Proxy Statement”) on or about the close of business on April 28, 2023.

Ms. Ashley Vroman Lee	-2-

1.    Page 2 of the Company’s Preliminary Proxy Statement states that “the chair of the Meeting shall have the power to adjourn the Meeting without any future date designated for resumption or from time to time not more than 120 days after the original Record Date without notice other than the announcement at the Meeting to permit further solicitation of proxies.” Please note that the Staff does not consider adjournment to solicit additional proxies to be a matter incident to the conduct of the meeting or otherwise to be an appropriate use of discretionary authority under Rule 14a-4(c). If the Company wishes to use proxies in this manner, please include a separate proposal on the proxy card (and appropriate disclosure in the proxy statement) so that securityholders may expressly grant the Company this authority.
Company’s Response: The Company respectfully disagrees with the Staff’s position.
In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (Feb. 6, 1973) (the “Adjournment Release”), the Commission withdrew proposed Rule 20a-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In its release withdrawing the proposed rule, the Commission expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders:
Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the [SEC] will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.
The Commission has thus expressly authorized investment company management to decide whether to adjourn a stockholder meeting for the

Ms. Ashley Vroman Lee	-3-

purpose of soliciting stockholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders.  The Company represents that it will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release.
The Company further notes that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release, therefore, does not support the notion that such adjournments are a substantive proposal for which proxies must be solicited independently. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980):
A question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.
Consistent with Maryland General Corporation Law, Article II, Section 5 of the Company’s Amended and Restated Bylaws expressly provides that the chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chairman and without any action by the stockholders, are appropriate for the proper conduct of the meeting, including, without limitation: “(h) concluding a meeting or recessing or adjourning the meeting to a later date and time and at a place announced at the meeting.” As a result, the Company believes that any adjournments made pursuant to the Definitive Proxy Statement will be consistent with Rule 14a-4.
Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. As implied by the Proxy Rules Reference Book, and consistent with our understanding of general operating company practice, whether a matter is “incident to the conduct of the meeting” is a question of state law.
In addition, the proxy that will be included with the Definitive Proxy Statement will explicitly state that “[t]he named proxies are also authorized to vote in their discretion on such other matters as may properly come before the Special Meeting of Stockholders” and the Definitive Proxy Statement will include the following: “[s]hould any procedural matter requiring a vote of stockholders arise, it is the intention of the persons named in the proxy to vote in accordance with their discretion on such procedural matters.” As a result, any stockholders who execute a proxy will have authorized the named proxies to adjourn the meeting in their discretion (subject to the considerations in the Adjournment Release). We are

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aware of no precedent suggesting adjournments are excluded from “matters incident to the conduct of the meeting” under Rule 14a-4(c)(7). Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within Company management’s discretionary authority when voting proxies. We believe, therefore, that adjournments are not prohibited by Rule 14a-4(d)(4), as they are “matters referred to in” Rule 14a-4(c)(7), and that the Definitive Proxy Statement and the actions contemplated therein are consistent with Rule 14a-4.
The Company notes for the information of the Staff that the proxy statement for Ares Capital Corporation, dated May 25, 2022 (the “ARCC Proxy Statement”), and the proxy statement for Prospect Capital Corporation, dated March 13, 2023 (the “PSEC Proxy Statement”), which are proxy statements for special meetings of Maryland corporations to consider the same proposal as the Company at its upcoming special meeting, each refer to adjournment and neither includes a proposal with respect to adjournment.
2.    In addition to providing the expenses associated with solicitation, please indicate who will be paying other expenses associated with the proxy statement and, if it is the Company, please disclose that and the cost associated therewith. See Schedule 14A, Item 4, which requires disclosure of the material terms of contracts for solicitation and the cost or anticipated cost thereof.
Company’s Response: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company notes that it discloses on page 2 of the Preliminary Proxy Statement that the Company will bear the expense of the solicitation of proxies. The Company also notes for the information of the Staff that other than with respect to its disclosed proxy solicitors, which will be updated in the Definitive Proxy Statement to include a second solicitor and the estimated cost thereof, the Company has not entered into any contract in connection with the proposed solicitation. The Company is unaware of a requirement to disclose all costs associated with its solicitation for the upcoming special meeting and therefore respectfully declines to include an estimate of such aggregate amount. The Company notes that it is unaware of other similarly situated business development companies disclosing such amounts. See, e.g, the ARCC Proxy Statement and the PSEC Proxy Statement.
3.    On page 6 of the Preliminary Proxy Statement, the Company discloses that it has in the past sought and received stockholder approval for a similar proposal but has not used such authority. The Staff requests the removal of

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this statement because it could indicate that past performance is indicative of future results and in light of the changes in markets since such approval.
Company’s Response: In response to the Staff’s comment, the Company will exclude from page 6 of the Definitive Proxy Statement that it has not used such authority.
4.    The Staff notes on page 7 of the Preliminary Proxy Statement that directors will not be deemed to have a financial interest “solely by reason of their ownership of the Company’s Shares.” The Staff asks the Company if there is a legal basis for this statement.
Company’s Response: In response to the Staff’s question, the Company directs the Staff to Rule 17d-1(d)(5)(ii) which states that the term “financial interest” does not include any “interest through ownership of securities issued by the registered investment company.” Section 57(o) of the Investment Company Act does not define “financial interest” but Rule 17d-1 is available for business development companies such as the Company.
5.    The Staff notes that page 6 of the Preliminary Proxy Statement includes states “[a]bsentions and broker non-votes, if any, will not count.” Please delete “if any” because there will not be any broker non-votes at the special meeting.
Company’s Response: The Company respectfully declines to remove references to broker non-votes. The Company notes for the information of the Staff that Item 21 of Schedule 14a requires that the Company disclose “the treatment and effect under applicable state law and registrant charter and bylaw provisions of abstentions [and] broker non-votes.” The Company also notes for the information of the Staff that page 1 of the Preliminary Proxy Statement includes the following: Because the proposal to be voted on at the Meeting is not considered a routine matter, brokers do not have authority to vote on the proposal without instruction from their client. Accordingly, there will be no broker non-votes at the Meeting.

Ms. Ashley Vroman Lee	-6-

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.
Sincerely,
By:    /s/ William G. Farrar
    William G. Farrar
    Sullivan & Cromwell     LLP

cc:    Joshua Lefkowitz
Teresa Jung
(Carlyle Secured Lending, Inc.)